Mail Stop 3561

October 20, 2009

Robert Clarke
President, Treasurer, Director
Monar International, Inc.
Suite 1302, Sino Favour Centre
1 On Yip Street
Chaiwan
Hong Kong, China

> **Re: Monar International, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 8, 2009**
> **File No. 333-161566**

Dear Mr. Clarke:

    We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Cover Page, page 3

1. We note your response and revisions to your registration statement in response to comment one from our letter dated September 22, 2009. We also note that:

   - You are a newly formed company issuing penny stock;

   - You have not yet commenced operations;

   - You have no revenues and no contracts or agreements with customers or suppliers and have conducted little business activity other than raising initial capital and filing this registration statement;

- You have no assets, except for $2,230 in cash as of July 31, 2009;

- You will be unable to implement your business plan without substantial additional
funding;

- Your registration statement contains only general disclosure related to the nature of your business plan; and

- Mr. Clarke your principal shareholder and CEO has been involved with other blank check companies.

In light of the foregoing factors it appears that you may be a blank check company. Therefore, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide us with a detailed explanation as to why Rule 419 does not apply to this offering and include an affirmative statement in a prominent location of the prospectus, such as in the summary, making clear that you have no plans or intentions to be acquired or to merge with an operating company nor do you, nor your shareholders, have plans to enter into a change of control or similar transaction or to change the management of the company.

2. We note your revisions to your registration statement in response to comment three from our letter dated September 22, 2009. You continue, however, to state that they will make this determination "prior to the expiration of 270 days." Please revise to provide a date certain as previously requested.

Risk Factors, page 7

3. We note your revisions to your registration statement in response to comment nine from our letter dated September 22, 2009. Please discuss the risk, beyond possible fines from the SEC, in this risk factor or another risk factor, why the lack of proper accounting controls and inaccurate financial statements could affect your operations and financial condition.

Use of Proceeds, page 11

4. We note your tabular presentation of the use of proceeds if you sell 1,000,000 shares, added in response to comment 10 from our letter dated September 22, 2009. Please ensure that your tabular disclosure showing how the net proceeds of $70,000 would be used for various activities totals to $70,000, as your current disclosure appears to total to $82,500.

Paying, page 23

5. We note your revisions to your registration statement in response to comment 23
    from our letter dated September 22, 2009. Please tell us what you intend to do with
    merchandise returned to you under any applicable manufacturer warranties or other
    merchandise returned to you.

Source of Products, page 24

6. We note your revisions to your registration statement in response to comment 25
    from our letter dated September 22, 2009. We also note that you have identified three
    potential suppliers. Please tell us how you identified these possible suppliers and
    please tell us what factors you will consider in determining what suppliers you will
    use.

Government Regulation, page 26

7. We note your statement on page 26 that states "[t]he contracts we enter into with
    suppliers will not affect your business." Please clarify what you mean in this instance
    because it would seem that the terms of your contracts with your suppliers could
    affect your business.

Future Sales by Existing Stockholders, page 31

8. We note your revisions to your registration statement in response to comment 33
    from our letter dated September 22, 2009. In your Management's Discussion and
    Analysis section you state that you have no operations and have generated no
    revenues. Therefore, please provide a more detailed analysis as to why you believe
    that you are a "start-up company" rather than a shell company as defined under Rule
    405. Alternatively, please revise your disclosure throughout the filing to state that
    you are currently a shell company and revise your related Rule 144 disclosure
    throughout the filing to reflect that you are a shell company. See Rule 405 of
    Regulation C.

                         *   *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

You may contact Elizabeth Sellars, Staff Accountant, at (202) 551-3348 or in her absence Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Conrad C. Lysiak, Esq.
        The Law Office of Conrad C. Lysiak, P.S.
        Via facsimile